

06006584

UNITED STATES
~~IES AND EXCHANGE COMMISSION~~ SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER

8- 17264

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/05_____ AND ENDING _____12/31/05_____
                                         MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CROWN CAPITAL SECURITIES, LP

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY

FIRM I.D. NO.

725 TOWN & COUNTRY ROAD, SUITE 530
                  (No. and Street)

ORANGE, CALIFORNIA 92868
    (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
DAROL K. PAULSEN, PRESIDENT   714 547-9481
                                                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BATES COUGHTRY REISS LLP
                        (Name – *if individual, state last, first, middle name*)

2600 E. NUTWOOD AVENUE, SUITE 200   FULLERTON, CALIFORNIA   92831-3105
     (Address)   (City)   (State)   (Zip Code)

PROCESSED

MAY 24 2006

THOMSON
FINANCIAL

RECEIVED
MAR 2 8 2006

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, __DAROL K. PAULSEN_____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
__CROWN CAPITAL SECURITIES, LP_____ , as
of _____DECEMBER 31_____, 20_05___ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

State of California
County of Orange

_____
Signature

_____
PRESIDENT
Title

Notary Public

Subscribed and sworn to (or affirmed) before me on
this 24th day of March ,20 06
by Darol Paulsen
personally known to me or proved to me on the basis of satisfactory
evidence to be the person(s) who appeared before me.

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒/(f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- EXEMPT (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- EXEMPT (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- EXEMPT (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒/(m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CROWN CAPITAL SECURITIES, L.P.

AUDITORS' REPORT

DECEMBER 31, 2005

Bates
Coughtry
Reiss
LLP

Serving Growing
Companies Since 1967

Certified Public Accountants
Fullerton, California

Bates
Coughtry
Reiss
LLP

Serving Growing
Companies Since 1967

David L. Bates
Wayne R. Coughtry
(1936 - 1997)
Stephen P. Janowicz*
Kenneth J. Liekhus*
Jeffrey P. Reiss
....
Brian D. Bates
Steve Bertolucci
Robyn R. Bjorklund
Kathy Evans
Lori Henderson
Shawn B. LaBurn
Louis H. Lopez
Judith A. Pappe†

*Professional Corporation
†Retired

March 24, 2006

RECEIVED
MAR 2 8 2006
185

Mr. Timothy Mosley, Compliance Officer
NASD - Los Angeles District Office
300 South Grande Avenue, Ste. 1600
Los Angeles, CA 90071-3126

Dear Mr. Mosley,

We acknowledge and are responding to the attached NASD correspondence dated March 17, 2006 that requests a resubmission of Crown Capital Securities, L.P. year 2005 annual filing of audited financial statements. Please refer to page 10 of the report for item Schedule III that contains the **addendum statement** and which now reads as follows:

SCHEDULE III

Information relating to the possession or control requirements under Rule 15c3-3:

The Partnership clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

The Partnership is exempt from possession or control requirements under the exemption provided for in Rule 15c3-3(k)(2)(ii).

We trust that the enclosed resubmitted annual report with the form X-17A-5 meets the requirement pursuant to U.S Securities and Exchange Commission (SEC) Rule 17a-5d. Also, as requested, copies will be sent via certified mail to the appropriate SEC offices prior to the March 31, 2006 requested response date. Please call me if you have any questions (714) 871-2422.

Sincerely,

David L. Bates, CPA
Managing Partner

DLB:LL/cj

March 17, 2006



Darol K. Paulsen, President
Crown Capital Securities, L.P.
725 Town & Country Road.
Orange, CA 92868



Dear Mr. Paulsen:

This acknowledges receipt of your 2005 annual filing of audited financial statements made pursuant
to U.S. Securities and Exchange Commission (SEC) Rule 17a-5(d) (the Rule). The report as
submitted appears deficient in that it did not contain the following:

> Statement claiming exemption from Possession or Control under SEC Rule 15c3-
> 3(k)(2)(ii).

Based on the above, your filing does not comply with the requirements of the Rule. The text of the
Rule is reproduced in the *NASD Manual* under the section titled *SEC Rules & Regulation T*. We
urge you to review the Rule with your independent accountant.

Pursuant to the provisions of NASD Rule 8210, we request that you send one copy of each item(s)
listed above to this office and to the appropriate SEC regional or district office, and two copies to
the SEC Washington, D.C. office. Your submissions must include a new completed Form X-17A-5
Part III Facing Page, a copy of which is enclosed for your convenience.

Please respond to this matter by March 31 2006. Questions may be addressed to Timothy Mosley,
Compliance Examiner at (213)613-2696.

Sincerely,

Lusana Gee
Supervisor

Enclosure: Form X-17A-5 Part III Facing Page

cc: Cindy Wong, Assistant Regional Director, Securities and Exchange Commission
        Bates Coughtry Reiss, L.P.

CROWN CAPITAL SECURITIES, L.P.

AUDITORS' REPORT

DECEMBER 31, 2005

CROWN CAPITAL SECURITIES, L.P.

TABLE OF CONTENTS

	Page
AUDITORS' REPORT	1
FINANCIAL STATEMENTS	
Balance Sheet	2
Statement of Income	3
Statement of Changes in Partners' Capital	4
Statement of Cash Flows	5
NOTES TO FINANCIAL STATEMENTS	6 – 9
SUPPLEMENTARY SCHEDULES	
Schedule I – Computation of Net Capital Pursuant to Rule 15c3-1	10
Schedule II – Exemption from Reserve Requirements Pursuant to Rule 15c3-3	10
Schedule III – Information Relating to the Possession or Control Requirements Under Rule 15c3-3	10
Schedule IV – Reconciliation Pursuant to Rule 17a5(d)(4)	11
Schedule V – Reconciliation of the Computation of Net Capital Under Rule 15c3-1	12
Supplementary S.E.C. Compliance Letter	13

CERTIFIED · PUBLIC · ACCOUNTANTS

Bates
Coughtry
Reiss
LLP

Serving Growing
Companies Since 1967

David L. Bates
Wayne R. Coughtry
  (1936 - 1997)
Stephen P. Janowicz*
Kenneth J. Liekhus*
Jeffrey P. Reiss
....
Brian D. Bates
Steve Bertolucci
Robyn R. Bjorklund
Kathy Evans
Lori Henderson
Shawn B. LaBurn
Louis H. Lopez
Judith A. Pappe†

*Professional Corporation
†Retired

INDEPENDENT AUDITORS' REPORT

To the Management of
Crown Capital Securities, L.P.
725 Town & Country Road, Suite 530
Orange, CA 92868

We have audited the balance sheet of Crown Capital Securities, L.P. (a Delaware Limited Partnership) as of December 31, 2005 and the related statements of income, changes in partners' capital, and cash flows for the year then ended. These financial statements are the responsibility of the Limited Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the aforementioned financial statements present fairly, in all material respects, the financial position of Crown Capital Securities, L.P. as of December 31, 2005, and the results of operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, IV, V, and the S.E.C. compliance letter is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Fullerton, California
February 16, 2006

2600 E. Nutwood Avenue, Suite 200 • Fullerton, California 92831-3105 • Telephones 714·871·2422 • 800·214·2727 • FAX 714·871·2676

CROWN CAPITAL SECURITIES, L.P.
BALANCE SHEET
December 31, 2005

ASSETS

CURRENT ASSETS:

Cash	$ 4,045,881
Accounts receivable	1,773,758
Prepaid insurance	93,612
Total current assets	5,913,251

OTHER ASSETS:

Loans receivable	17,517
Deposit - Pershing	25,000
Deposits - Other	3,985
Total assets	$ 5,959,753

LIABILITIES AND PARTNERS' CAPITAL

CURRENT LIABILITIES:

Commissions payable	$ 2,391,757
Conference deposits	289,342
Accrued expenses	261,242
Total current liabilities	2,942,341

LONG-TERM LIABILITIES — -

Total liabilities	2,942,341

COMMITMENTS — -

PARTNERS' CAPITAL — 3,017,412

Total liabilities and partners' capital	$ 5,959,753

See Auditors' Report.
See Accompanying Notes to Financial Statements.

CROWN CAPITAL SECURITIES, L.P.
STATEMENT OF INCOME
For the Year Ended December 31, 2005

REVENUE:

Variable Annuities	$ 9,361,589
Mutual Funds	6,413,819
RIA	6,271,494
Securities	1,600,969
Variable Life	440,361
Limited Partnerships	8,671,250
Tax Sheltered Annuities	572,841
Insurance	1,425
Interest Income	5,855
Marketing Fees	555,734
Miscellaneous	32,911
Reimbursements	710,732
Total Revenue	34,638,980

EXPENSES:

Automobile Expenses	29,155
Advertising, Printing, & Postage	169,313
Commission Expense	29,561,421
Contract Service Fees - Personnel	1,359,111
Contract Service Fees - Facilities & Equipment	225,668
Conferences and Seminars	13,417
Computer Services	71,878
Computer Image Processing	59,630
Dues and Subscriptions	175,302
Insurance	554,308
Meals & Entertainment	19,956
Office Supplies and Expenses	28,671
Professional Fees	406,020
Tax, License and Permits	165,699
Miscellaneous Expenses	1,776
Travel	32,086
Settlements	273,061
Total Expenses	33,146,472

NET INCOME $ 1,492,508

See Auditors' Report.
See Accompanying Notes to Financial Statements.

CROWN CAPITAL SECURITIES, L.P.
STATEMENT OF CHANGES IN PARTNERS' CAPITAL
As of December 31, 2005

	General Partner	Limited Partners	Total
Beginning Partners' Capital	$ 1,025,641	$ 980,680	$ 2,006,321
Net Income	1,004,906	487,602	1,492,508
Distributions to Partners	(324,138)	(157,279)	(481,417)
Ending Balance at December 31, 2005	$ 1,706,409	$ 1,311,003	$ 3,017,412

See Auditors' Report.
See Accompanying Notes to Financial Statements.

4

CASH FLOWS FROM OPERATING ACTIVITIES:

Net Income		$ 1,492,508
Adjustments to reconcile net income to net cash provided by operating activities:		
Amortization of loan receivable commission	6,395	
Changes in operating assets and liabilities:		
Increase in accounts receivable	$ (128,644)	
Increase in prepaid expenses	(30,175)	
Decrease in deposits	7,178	
Increase in commissions payable	271,740	
Decrease in conference deposits	(50,331)	
Increase in accrued expenses	168,992	
Total adjustments		245,155
Net cash provided by operating activities		1,737,663

CASH FLOWS FROM INVESTING ACTIVITIES

-

CASH FLOWS FROM FINANCING ACTIVITIES:

Cash distributions to partners	(481,417)	
Net cash used by financing activities		(481,417)
Net Increase in Cash and Cash Equivalents		1,256,246
Cash and Cash Equivalents at Beginning of Year		2,789,635
Cash and Cash Equivalents at End of Year		$ 4,045,881

See Auditors' Report.
See Accompanying Notes to Financial Statements.

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES

A. The Limited Partnership was formed in the State of Delaware on January 4, 1999 for the purpose of operating as a registered broker/dealer and investment advisor, and providing investment services.

Effective June 1, 1999, the Partnership purchased the broker/dealer license from Eric Equities, Inc. As of June 1, 1999 all of Eric Equities, Inc.'s security and annuity activities were transferred to Crown Capital Securities, L.P. and Crown Capital Securities, L.P. commenced business as a broker/dealer. As of December 31, 2005 the Partnership is registered in fifty states and Washington, D.C.

B. The Partnership has entered into an agreement with Consolidated Brokerage Services, Inc. (CBS) (a California corporation), where Consolidated Brokerage Services, Inc. performs various services for the Partnership, and in return the Partnership pays a monthly fee to Consolidated Brokerage Services, Inc. (Note 5)

C. All transactions are recorded using the accrual method of accounting.

D. Management has reviewed accounts receivable and believes all receivables on December 31, 2005 are collectible. As such, no allowance for bad debts has been included in the statements. Approximately $187,199 of the accounts receivable are held in various brokerage escrow accounts with Pershing LLC.

E. Commissions are reflected as income when earned and commissions due to salesmen are recorded as expense when incurred.

F. Advertising costs are expensed as incurred. Advertising expense for the year ended December 31, 2005 is $112,590.

G. All material tax effects of the Partnership's income or loss are passed through to the partners individually; therefore, no provision for income tax is reflected on these statements.

H. The Statement of Cash Flows is prepared on the cash and cash equivalent basis using the indirect method. For purposes of the Statement of Cash Flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

See Auditors' Report.

6

NOTE 1 – SIGNIFICANT ACCOUNTING POLICIES (cont'd)

I.   The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 – LOANS RECEIVABLE

The Partnership has loans receivable from three registered representatives in the sum of $10,872, $3,312 and $3,333 bearing interest at seven percent $7% per annum as of December 31, 2005. The loans are forgivable in annual amounts of $3,624, $1,104 and $1,667, respectively, over a remaining registration service commitment ranging from 2 to 3 years. Each agreement has a provision that if there is a termination of services the outstanding principal and any accrued interest becomes receivable upon demand. All forgiven amounts shall constitute income to the representative, respectively, in the year which it is forgiven, and an operating expense of the Partnership.

NOTE 3 – CONFERENCE DEPOSITS

The deposits at December 31, 2005 are for attendance fees received for participation in Crown Capital Securities, L.P.'s Marketing Programs in 2006.

NOTE 4 – CONTINGENT LIABILITY

The Company acts as an agent in selling tax-sheltered annuities for certain insurance companies. In the event of cancellation of any tax-sheltered annuity contracts by the purchasers, the Company may incur a liability for return of unearned commissions. However, the number of cancellations experienced by the Company to date has been insignificant.

NOTE 5 – OPERATING LEASES

The long-term operating leases for office space in Orange, California and various office equipment are sub-leased from a related party entity, Consolidated Brokerage Services, Inc.

The following is a schedule by years of the remaining future minimum lease obligation payments for the years ending December 31: 2006 - $181,905 and 2007 - $72,445.

See Auditors' Report.

NOTE 6 – RELATED PARTY TRANSACTIONS

Various services of the Partnership are performed by Consolidated Brokerage Services, Inc. (CBS) pursuant to a service agreement. The individual that is the 100 percent owner of Consolidated Brokerage Services, Inc. also has an ownership interest in Delta Capital Holdings, LLC and Delta Broker Holding, LLC, which are the general and limited partners (respectively) of Crown Capital Securities, L.P. During the year ended December 31, 2005, the Partnership paid Consolidated Brokerage Services, Inc. $2,008,158 for services and general operating expenses incurred pursuant to the service agreement.

The Partnership also has an affiliation agreement with Crown Capital Insurance Agency, L.L.C. (CCIA), where CCIA agrees to provide the Partnership with the exclusive use of the licenses that the Partnership reasonably requires to operate its business as a full-service broker/dealer and investment advisor. In consideration for CCIA providing the use of the licenses, the Partnership shall advance funds to or reimburse CCIA for any and all expenses CCIA incurs in connection with obtaining or maintaining the licenses, or otherwise in connection with the licenses.

During the year ended December 31, 2005, the Partnership reimbursed $18,400 and incurred expenses of $0 to/for CCIA.

NOTE 7 – PURCHASE OF BROKER/DEALER LICENSE

Effective June 1, 1999 Crown Capital Securities, L.P. purchased the broker/dealer license of Eric Equities, Inc. At June 1, 1999 all Eric Equities, Inc.'s security and annuity activities were transferred to Crown Capital Securities, L.P. and Crown Capital Securities, L.P. commenced business as a broker/dealer.

NOTE 8 – STATEMENT OF CASH FLOWS

A. Supplemental disclosure of Cash Flow information:

   Cash paid during the year for:

Interest	$ 0
Income Tax	$ 1,025

B. Supplemental schedule of noncash investing and financing activities: none.

See Auditors' Report.

NOTE 9 – CONCENTRATIONS OF CREDIT RISK

Financial instruments, which potentially expose the Company to concentrations of credit risk, consist primarily of:

A. Trade Accounts Receivable

Most of the Partnership's business activity, selling various types of securities and investments, is done through investment companies located nationwide.

B. Cash Accounts

The Partnership maintains its cash account in one financial institution located in Irvine, California. Balances at the financial institution are insured by the Federal Deposit Insurance Corporation up to $100,000. The Partnership's uninsured cash balance totaled $3,977,799 as of December 31, 2005.

NOTE 10 – NET CAPITAL REQUIREMENTS

The Partnership is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005, the Company had net capital of $2,703,460 which was $2,507,304 in excess of its required net capital of $196,156. The Company's liabilities to net capital ratio was 1.09 to 1.

NOTE 11 – CONTINGENCIES AND UNCERTANTIES

As of December 31, 2005 the Partnership is involved in four NASD dispute resolution cases subject to arbitration of which two disputes are multiparty claims. The Partnership intends to vigorously defend itself against the claims submitted by the investors. However, at this time it is not possible to predict the outcome of this matter, nor is it possible to estimate the amount or range of potential loss to the Partnership. In aggregate, the plaintiffs seek compensatory damages in excess of $1,481,100 plus punitive damages and attorney costs. During the year the Partnership paid various settlement claims totaling $75,561 in excess of their insurance coverage and has accrued and additional $197,500 for a settlement agreement that was subsequently paid in February, 2006.

SUPPLEMENTARY INFORMATION

SCHEDULE I

Computation of net capital pursuant to Rule 15c3-1:

Total Partners' Capital		$ 3,017,412
Liabilities subordinated to claims of general creditors		-
Total capital and allowable subordinated liabilities		3,017,412
Less nonallowable assets:		
Accounts receivable	$ 172,377	
Loans receivable	17,517	
Prepaid insurance	93,612	
Deposits - other	3,985	
Total nonallowable		287,491
Less other deductions:		
Fidelity bond deductible		26,461
Net capital		$ 2,703,460

SCHEDULE II

Computation of reserve requirement pursuant to Rule 15c3-3:

> The Partnership is exempt from any reserve computation requirements under the exemption provided for in Rule 15c3-3(k)(2)(ii).

SCHEDULE III

Information relating to the possession or control requirements under Rule 15c3-3:

> The Partnership clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

> The Partnership is exempt from possession or control requirements under the exemption provided for in Rule 15c3-3(k)(2)(ii).

See Auditors' Report.

SCHEDULE IV

Reconciliation pursuant to Rule 17a5(d)(4):

The Partnership is exempt from any reserve requirements under Rule 15c3-3(k)(2)(ii). Therefore, no reconciliation is required.

See Auditors' Report.

CROWN CAPITAL SECURITIES, L.P.
SUPPLEMENTAL SCHEDULE V
December 31, 2005

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

	Partners' Capital	Non-Allowable Items	Net Capital
Unaudited Fourth Quarter, Focus Report, 12/31/05	$ 3,223,776	$ 315,603	$ 2,908,173
Audit Adjustments:			
Net Income:			
Commission Income	-	-	-
Settlements	(198,600)	-	(198,600)
Legal & Professional fees	(7,764)	-	(7,764)
Assets:			
Commissions Receivable (N/A)	-	-	-
Prepaid Insurance	-	-	-
Deposits-Other	-	-	-
Other Reductions:			
Fidelity Bond Provision	-	(1,651)	1,651
Net Capital, 12/31/05	$ 3,017,412	$ 313,952	$ 2,703,460

See Auditors' Report.

12

Bates
Coughtry
Reiss
LLP

Serving Growing
Companies Since 1967

David L. Bates
Wayne R. Coughtry
(1936 - 1997)
Stephen P. Janowicz*
Kenneth J. Liekhus*
Jeffrey P. Reiss
....
Brian D. Bates
Steve Bertolucci
Robyn R. Bjorklund
Kathy Evans
Lori Henderson
Shawn B. LaBurn
Louis H. Lopez
Judith A. Pappet

*Professional Corporation
†Retired

To the Management of
Crown Capital Securities, L.P.
725 Town & Country Road, Suite 530
Orange, CA 92868

We have examined the answers to the financial questionnaire of Crown Capital Securities, L.P. as of December 31, 2005 and have reported thereon.

This supplementary letter, which contains comments not considered necessary for a fair presentation, either of financial position or of the schedules and other data and information included in the answers, is being furnished in compliance with the audit requirements of the Securities and Exchange Commission.

Based upon our examination, we found no inadequacies to exist in the internal accounting control.

The Partnership is exempt from many of the Securities and Exchange Commission Broker-Dealer requirements because they clear all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and promptly transmit all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

The Partnership does not take delivery of nor provide safekeeping for customer securities. Therefore, no box counts were necessary during the period covered by this audit.

Fullerton, CA
February 16, 2006

Bates Coughtry Reiss LLP

13